Exhibit 1.01 to Form SD

Conflict Minerals Report
For the Calendar Year Ended December 31, 2018

Except as otherwise indicated, all references in this report to “the Company,” “we,” “our” and “us” refer to ICU Medical, Inc. and its consolidated subsidiaries.

Conflict Minerals Disclosure

The Company develops, manufactures and sells innovative medical products used in infusion therapy and critical care applications. During the Reporting Period, the Company was engaged in the development, manufacture and sale of innovative medical products used in infusion therapy and critical care applications. The Company's complete product line during the Reporting Period included IV smart pumps, sets, connectors, closed system transfer devices for hazardous drugs, sterile IV solutions, cardiac monitoring systems, along with pain management and safety software technology designed to help meet clinical, safety and workflow goals.

Rule 13p-1 of the Securities Exchange Act and Form SD thereunder (the “Conflict Minerals Rule”), requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company performed an investigation into the content of all of its purchased and contract manufactured materials to determine whether or not any of these contain conflict minerals. We analyzed our products and determined that gold, tantalum and tin are in certain raw material and/or components used in our products.

For the Reporting Period, the Company received completed surveys from 87% of the suppliers contacted. Review of the surveys indicated that some of the conflict minerals used in the products they manufacture originated from smelters in the covered countries.

Reasonable Country of Origin Inquiry

The Company performed, in good faith, a reasonable country-of-origin inquiry (“RCOI”) designed to determine whether the gold, tantalum and tin contained in its products originated in the Covered Countries during the Reporting Period. The RCOI involved identifying “high risk” suppliers with whom we needed to engage, based on the probability that the raw materials, components, or finished product they supplied may contain conflict minerals. “High risk suppliers” are suppliers that supply raw materials, components, or finished products that we determine have the highest risk of containing conflict minerals, based on our review of the category of items supplied by the suppliers. Our risk evaluation included the following steps: (1) review a list of items procured during the reporting period and (2) identify items in such list that may contain conflict minerals, based on a review of the item’s category (e.g., electronics and metal components were considered to have a high risk of containing conflict minerals; whereas, pharmaceutical ingredients and paper/label suppliers were considered to have low risk of containing conflict minerals). We then contacted the “high risk” suppliers to request the country-of-origin of the conflict minerals that may be present in the materials and/or components and/or finished products they supplied. For the Reporting Period, we sent a supplier survey to our “high risk suppliers.” We used the Conflict Minerals Reporting Template, developed by the Responsible Minerals Initiative, to survey our suppliers (the “Survey”).

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of conflict minerals contained in the raw materials and/or components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers. Our disclosures in this report are based on the information we received from our suppliers.

Due Diligence Results

For the Reporting Period, the Company surveyed 30 high risk suppliers and received responses from 25 of the suppliers surveyed. Twelve suppliers indicated sources in the covered countries or were unknown. Of the 12 suppliers, four were able to confirm the sources of the conflict minerals to be from “compliant smelters” with the remaining eight suppliers indicating that the status of some of the sources were unknown.

Additional Due Diligence Efforts:

1.
Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and request additional detail regarding the supplier survey responses. We inform our suppliers about the Conflict Minerals Rule, and direct current, and will direct future, suppliers to our Supplier Code of Conduct.

2.	Inclusion of a stipulation in the terms and conditions of all purchase orders, each of which is acknowledged by our vendors, that the vendor is in compliance with the Conflict Minerals Rule; and

3.
Inclusion of the requirement for Conflict Minerals Rule compliance in both our (a) Product Quality Systems Questionnaire, and (b) Supplier Audit Checklist, which are both forms used in our supplier approval procedures.